Exhibit 12.01
HARTFORD LIFE INSURANCE COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months
	ended
	September 30,	For the Years ended December 31,
(In millions) (Unaudited)	2010	2009	2008	2007	2006	2005
Earnings	$353	$(3,548)	$(5,840)	$1,145	$1,058	$1,180
Add:
Fixed charges
Interest expense	—	—	—	—	—	—
Interest factor attributable to rentals	—	—	—	2	4	5

Total fixed charges	—	—	—	2	4	5

Interest credited to contract holders	1,404	2,005	1,554	1,840	1,720	1,621

Total fixed charges including interest credited to contract holders	1,404	2,005	1,544	1,842	1,724	1,626

Earnings, as defined	353	(3,548)	(5,840)	1,147	1,062	1,085

Earnings, as defined, excluding interest credited to contract holders	1,757	(1,543)	(4,296)	2,987	2,782	2,806

Ratios
Earnings, as defined, to total fixed charges [1]	NM	NM	NM	573.5	265.5	237.0

Earnings, as defined, excluding interest credited to contract holders, to total fixed charges including interest credited to contract holders [2]	1.3	(0.8)	(2.8)	1.6	1.6	1.7

Deficiency of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings, as defined, excluding interest credited to contract holders to total dividend charges including interest credited to contract holders	—	—	—	—	—	—

[1]	NM: Not Meaningful.

[2]	This secondary ratio is disclosed for the convenience of policyholders invested in the Company’s general account and Consumer Note holders.